Exhibit 99.2

NICE is the Clear Leader in Speech Analytics Outpacing Market Growth
and Holding Over 47% of Market Share According to Top Analyst Firm Report

NICE’s “Analytics with No Limits” strategy drives significant growth, and company now holds almost half of the market share in the speech analytics sector, according to the latest report from
DMG Consulting

Paramus, New Jersey, September 6, 2016 – In a top analyst firm report recently published, NICE (NASDAQ: NICE) has been designated the clear market leader for speech analytics, with its recording-agnostic solutions accounting for 47.2 percent of all contact center seats – more than double that of its closest competitor. According to DMG Consulting LLC’s 2016-2017 Speech Analytics Product and Market report, NICE’s share of the market grew substantially, up 42.2 percent compared to the previous year’s growth rate of 34.9 percent.

NICE also received perfect scores for four different dimensions of customer satisfaction: ease of creating searches and queries, ability to improve first contact resolution, ability to identify business process/procedure/policy issues, and ability to identify agent performance issues.

“Speech analytics is a must-have application for companies that appreciate the importance of delivering an outstanding and cost-effective customer experience,” wrote Donna Fluss, President of DMG Consulting LLC. “Companies in many verticals now recognize that speech (and text) analytics is the most effective tool for gaining insights into customers’ and prospects’ opinions, needs and wants. Businesses that want to provide personalized service to their customers must ‘know’ them in order to create the right journey.”

“This prestigious report serves as clear evidence of our dominance in this important market segment,” said Miki Migdal, President of the NICE Enterprise Product Group. “Analytical solutions are the heart of any data-driven organization, and across verticals we see increasing demand for our recording-agnostic analytics based solutions as more and more organizations realize the power of insights that can be gained from customer interactions. Following the recent acquisition of Nexidia, our approach to ‘Analytics with No Limits,’ which offers unparalleled accuracy, scalability, and performance to support every business use case, is clearly bringing unique value to our customers.”

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.